UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Innovive Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45774F105 (CUSIP NUMBER)

August 1, 2007*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The Reporting Persons previously reported ownership of the securities of the issuer named above on Schedule 13D, but because each of the Reporting Persons currently is deemed to own less than 20% of the issued and outstanding common stock of the issuer, the Reporting Persons have elected to file this statement on Schedule 13G pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934.

SCHEDULE 13G

CUSIP No. 45774F105

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LESTER E. LIPSCHUTZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,399,129
6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

1,399,129
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,399,129
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.56%(1)
12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G

CUSIP No. 45774F105.

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,007,488
6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

1,007,488
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,007,488
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.87%(1)
12.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13G

CUSIP No. 45774F105

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

THE LINDSAY A. ROSENWALD 2000 (DELAWARE) IRREVOCABLE INDENTURE OF TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

185,514
6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

185,514
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

185,514
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.26%(1)
12.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13G

CUSIP No. 45774F105

Item 1	(a).	Name of Issuer:

Innovive Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

555 Madison Avenue, 25th Floor New York, NY 10022

Item 2	(a).	Name of Persons Filing:

This statement is filed by:

(1) Lester E. Lipschutz with respect to: (A) the shares of Common Stock and Series A Convertible Preferred Stock owned by The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000 (the “Family Trusts”), comprised of five trusts for the benefit of Doni Rosenwald, Joshua Rosenwald, Demiona Rosenwald, David Rosenwald, and Tamar Rosenwald, of which Mr. Lipschutz is the sole adviser; (B) the shares of Common Stock and Series A Convertible Preferred Stock owned by The Lindsay A. Rosenwald (Delaware) Irrevocable Indenture of Trust (the “Delaware Trust”), of which Mr. Lipschutz is the sole trustee, (C) the shares of Common Stock owned by The Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, for which Mr. Lipschutz is the trustee; (D) the shares of Common Stock owned by The Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as the adviser; and (E) the shares of Common Stock owned by The Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as a trustee;

(2) The Family Trusts with respect to the shares of Common Stock owned directly by them; and

(3) The Delaware Trust with respect to the shares of Common Stock owned directly by it.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is care of:

Wolf, Block, Schorr and Solis-Cohen LLP 1650 Arch Street - 22nd Floor Philadelphia, PA 19103

Item 2	(c).	Citizenship or Place of Organization:

Mr. Lipschutz: United States The Family Trusts: New York The Delaware Trust: Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

45774F105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G

CUSIP No. 45774F105

Item 4.	Ownership.

(a) Amount beneficially owned:

(1) Mr. Lipschutz may be deemed the beneficial owner of 1,399,129 shares. Beneficial ownership consists of voting and dispositive power over (i) 1,007,488 shares of Common Stock owned by the Family Trusts; (ii) 185,514 shares of Common Stock owned by the Delaware Trust; (iii) 68,709 shares of Common Stock owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (iv) 68,709 shares of Common Stock owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; and (v) 68,709 shares of Common Stock owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

(2) The Family Trusts may be deemed to be the beneficial owner of 1,007,488 shares of Common Stock.

(3) The Delaware Trust may be deemed to be the beneficial owner of 185,514 shares of Common Stock.

(b) Percent of Class:

(1) Mr. Lipschutz: 9.56%(1)

(2) The Family Trusts: 6.87%(1)

(3) The Delaware Trusts: 1.26%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

(1) Mr. Lipschutz: 1,399,129

(2) The Family Trusts: 1,007,488

(3) The Delaware Trusts: 185,514

(ii) Shared power to vote or to direct the vote:

(1) Mr. Lipschutz: 0

(2) The Family Trusts: 0

(3) The Delaware Trusts: 0

(iii) Sole power to dispose or direct the disposition of:

(1) Mr. Lipschutz: 1,399,129

(2) The Family Trusts: 1,007,488

(3) The Delaware Trusts: 185,514

(iv) Shared power to dispose or to direct the disposition of:

(1) Mr. Lipschutz: 0

(2) The Family Trusts: 0

(3) The Delaware Trusts: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ With respect to the Delaware Trust only

Not Applicable with respect to Mr. Lipschutz and The Family Trusts.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Lipschutz serves as (i) trustee of the Family Trusts; (ii) adviser of the Delaware Trust; (iii) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (iv) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; and (v) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 45774F105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2007

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz
(Name/Title)

THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz, Trustee
(Name/Title)

THE LINDSAY A. ROSENWALD 2000 (DELAWARE) IRREVOCABLE INDENTURE OF TRUST

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz, Advisor
(Name/Title)

(1) Based on 14,641,583 shares issued and outstanding at May 14, 2007, as reported on a Form 10-Q filed on May 15, 2007.

SCHEDULE 13G

CUSIP No. 45774F105

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G with respect to the beneficial ownership of shares of par value $0.001 Common Stock of Innovive Pharmaceuticals, Inc., a Delaware corporation, is filed jointly, on behalf of each of them.

Date: August 1, 2007

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz
(Name/Title)

THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz, Trustee
(Name/Title)

THE LINDSAY A. ROSENWALD 2000 (DELAWARE) IRREVOCABLE INDENTURE OF TRUST

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz, Advisor
(Name/Title)